FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 24 DATED OCTOBER 12, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004
      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 21 to the Prospectus, dated August 29, 2005, Supplement No. 22 to the Prospectus, dated September 15, 2005 and Supplement No. 23 to the Prospectus, dated October 3, 2005. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
      The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering; and

•	to describe the potential acquisition of an office building in Sacramento, California.
Status of the Offering
      As of October 7, 2005, we had received gross offering proceeds of approximately $169.3 million from the sale of 17,115,614 of our common shares, including approximately $959,000 of gross proceeds related to the sale of 100,984 common shares pursuant to our dividend reinvestment plan. As of October 7, 2005, 182,985,370 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,899,016 common shares available under our dividend reinvestment plan.
Potential Acquisition of 1515 S Street by the Company
      On October 6, 2005, the Company agreed to acquire an office property located at 1515 S Street in Sacramento, California (“1515 S Street”). The seller, JB Management, L.P. (“JB Management”), is unaffiliated with Hines REIT and its affiliates. 1515 S Street is a five-story office building and an eight-story parking garage constructed in 1987. The building has an aggregate of approximately 349,000 square feet of rentable area and is 100% leased. The State of California leases an aggregate of 340,169 square feet, or 97% of the building’s rentable area. The Company’s management believes that 1515 S Street is suitable and adequate for its intended purpose.
      The aggregate purchase price for 1515 S Street is expected to be approximately $66.6 million, exclusive of transaction costs, financing fees and working capital reserves. The Company anticipates that the acquisition will be funded with net proceeds from its public offering and borrowings under its revolving credit facility. In connection with the acquisition of 1515 S Street, the Company expects that it will pay the Advisor approximately $333,000 in cash acquisition fees. Likewise, the Participation Interest in the Operating Partnership will increase as a result of the acquisition as described in the Prospectus.
      The Company anticipates that the acquisition of 1515 S Street will be consummated on or about November 2, 2005. Although the Company believes the acquisition of 1515 S Street is probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of 1515 S Street will be consummated. If the Company elects not to close on 1515 S Street, it will forfeit the earnest money deposits made.